UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

Appliance Recycling Centers of America, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

03814F 20 5

(CUSIP Number)

Richard D. McNeil
Lindquist & Vennum P.L.L.P.
4200 IDS Center
80 South Eighth Street
Minneapolis, MN  55402
Tel:  612-371-3266
Fax:  612-371-3207

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03814F 20 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Medallion Capital, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Minnesota, Country of United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 590,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 590,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 590,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2%

14.	Type of Reporting Person (See Instructions) IV

Item 1.	Security and Issuer
(a) Title of Class of Securities: Common stock, no par value
(b) Name of Issuer: Appliance Recycling Centers of America, Inc. (the “Company”)
(c) Address of Issuer’s Principal Executive Offices: 7400 Excelsior Boulevard, Minneapolis, MN 55426-4517

Item 2.	Identity and Background
(a) Name of Person Filing: Medallion Capital, Inc.
(b) Residence or Business Address: 3000 West County Road 42, Suite 301, Burnsville, MN 55337-4827
(c) Principal Occupation or Employment: N/A
(d) Conviction in a criminal proceeding during the last five years: None
(e) Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: None
(f) Citizenship: State of Minnesota, Country of United States

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.

Item 4.	Purpose of Transaction

Medallion Capital may, from time to time, (1) acquire additional shares of common stock or other securities of the Company (subject to availability at prices deemed favorable by Medallion Capital) in the open market, in privately negotiated transactions, or otherwise, or (2) attempt to dispose of shares of common stock or preferred stock convertible into common stock or any other securities beneficially owned by Medallion Capital in the open market, in privately negotiated transactions or otherwise.

Medallion Capital does not have any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

As of August 11, 2005, Medallion Capital is the beneficial owner of 590,000 shares of common stock of the Company, representing 14.2% of the 4,161,277 shares of common stock of the Company outstanding as reported on the Company’s 10-Q for the quarter ended April 2, 2005, filed with the SEC on May 17, 2005.

(b)	Voting and Dispositive Power:
Medallion Capital has sole voting and dispositive power over all the securities listed above.
(c)	Transactions within 60 days:
On August 9, 2005, Medallion Capital sold 42,000 shares of the common stock of the Company at $5.05 per share.
(d)	Right to Direct the Receipt of Dividends: Not applicable.
(e)	Last Date on Which Reporting Person Ceased to be a 5% Holder: Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2005	MEDALLION CAPITAL, INC.

	By:	/s/ Dean R. Pickerell
Dean R. Pickerell
Executive Vice President